Exhibit 99.175

DeFi Technologies to Offer Innovative Terra and Avalanche Exchange Traded Products

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DeFi Technologies subsidiary Valour Inc. has received approval from the Nordic Growth Market stock exchange for the listing of two new exchange traded products (ETPs) Valour Terra (LUNA) SEK and Valour Avalanche (AVAX) SEK

•	The ETPs will enable retail and institutional investors to gain exposure to the LUNA and AVAX tokens simply and securely via their bank or broker

TORONTO, Feb. 16, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that Valour Inc. (“Valour”), its wholly owned subsidiary and a pioneer in digital asset Exchange Traded Products (“ETPs”), has received approval from the Nordic Growth Market (NGM) to list two new ETPs: Valour Terra (LUNA) SEK and Valour Avalanche (AVAX) SEK.

The new ETPs will enable both retail and institutional investors to gain exposure to the native tokens of the Terra and Avalanche networks as easily as buying shares from their bank or broker. The products will initially be offered on the Nordic Growth Market stock exchange with other exchanges soon to follow, with listing dates to be announced in due course.

“We are now launching the very in-demand Terra and Avalanche products. These are the first of their kind in the Nordics and they follow our earlier successes with Uniswap, Solana, Cardano, Polkadot, Ethereum and Bitcoin,” said Tommy Franssson, CEO of Valour. “With these products we further strengthen our position as a leading provider of digital assets in Europe.”

The Valour Terra (LUNA) ETP (ISIN CH1114178804) tracks the performance of LUNA, the native token of the Terra protocol, a leading decentralized and open-source public blockchain protocol for algorithmic stablecoins. Using a combination of open market arbitrage incentives and decentralized Oracle voting, the Terra protocol creates stablecoins that consistently track the price of any fiat currency and the Terra ecosystem is a quickly expanding network of decentralized applications. LUNA is among the top ten cryptocurrencies in the world by market capitalization, currently at USD $22.3 billion1.

1 Coinmarket Cap as of February 15, 2022

The Valour Avalanche (AVAX) ETP ( ISIN CH1114178788) tracks the performance of AVAX, the native token of the Avalanche platform. Avalanche is an open, programmable smart contracts platform for decentralized applications aiming to rival Ethereum due to its high speed. Avalanche’s core innovation is that it is composed of three blockchains rather than the usual one, enabling the distribution of tasks to help keep the Avalanche platform agile while achieving decentralization, security and scalability. AVAX is among the top fifteen cryptocurrencies in the world by market capitalization, currently at USD $22.2 billion2.

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across four European exchanges. Valour’s existing product range includes Uniswap (UNI), Cardano (ADA), Polkadot (DOT) and Solana (SOL) ETPs, as well as Valour’s flagship Bitcoin Zero and Valour Ethereum Zero products, the first fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors still charging up to 2.5% in management fees.

ALM & Net Sales in USD-NGM (CNW Group/DeFi Technologies, Inc.)

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

2 Coinmarketcap as of February 15, 2022

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the launch of the Terra and Avalanche Exchange Traded Products; the success or demand of such products; the Valour product offerings and their benefits; expansion of DeFi Technologies and Valour products into other markets and geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs, including the Metaverse Index ETP, by stock exchanges; investor demand for DeFi Technologies’ and Valour’s products; the growth and development of DeFi, the metaverse and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 16-FEB-22